July 7, 2025

Ernest Lee
Chief Executive Officer
FirstVitals, Inc.
2605 Camino Tassajara #2500
Danville, CA 94526

       Re: FirstVitals, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed June 30, 2025
           File No. 024-12598
Dear Ernest Lee:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2025 letter.

Amendment No. 3 to Offering Statement on Form 1-A
Cover Page

1. We note your revisions in response to prior comment 1. We also note your response in your correspondence letter filed June 30, 2025 that states "[a]s of the date of this
       Offering Circular, the Company has not yet developed, tested, or validated any
       artificial-intelligence (   AI   ) software modules for use with video
capsule endoscopy
       in either human or veterinary medicine." Please provide this disclosure here on the cover page.
2. Please provide balanced disclosure throughout your offering circular on your time frames for completing projects and milestones. We note your disclosure on page 2 that states "[t]he Company believes it will have a prototype available for clinical trials in late 2025." Please expand your disclosure here to discuss the type of prototype you
 July 7, 2025
Page 2

       expect to have available for clinical trials in late 2025. We further note disclosure throughout your offering circular regarding timelines, such as your disclosure on page
       37 stating that "FirstVitals' operational focus over the next 12-24 months will be centered around three key areas," your disclosure that "[i]n the 12 months after successful completion of this Offering, management intends to secure an exclusive license to an FDA-cleared capsule system," and that you hope to have a formal FDA submission within 24 months of acceptable pilot results.
Risk Factors
General Business Risks
Pursuant to SEC Rule 405, the Company is considered a shell company..., page 17

3. We note your revised risk factor disclosure regarding shell company status. Please expand this risk factor to discuss the consequences of your shell company status, such as the unavailability of Rule 144 for the resale of securities of shell companies.
Plan of Operations
Intellectual Property & AI Enhancements, page 38

4. We note your disclosure that states "[i]nvestors should not rely on any projection that assumes successful AI development within a specific timeframe." Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your offering circular.
Management's Discussion and Analysis of Financial Results of Operations
Market Share Opportunity Analysis, page 41

5. We note your new disclosure that states "[t]he overall veterinary endoscopy industry
           which encompasses capsule-based diagnostics     is presently valued
       between $230   $300 million and is forecast to reach $500 million+ by
the early 2030s,
       driven by rapid adoption in both equine and companion animal health sectors." Please revise this disclosure to disclose how much of this addressable market is for the equine and companion animal health sectors. If this information is not known, please note that in your disclosure.
6. We note your disclosure that "FirstVitals believes that its projected market share of
       10% in 5 years could represent $50M+ in revenue." Please disclose any material assumptions, limitations and methodology associated with your estimate of your projected addressable market share. Please also revise this section to balance your disclosure regarding projected market share.
Part II and III
Consolidated Financial Statements
Note E - Subsequent Events, page 57

7. We note the changes made in response to comment 9. Please revise to also include the disclosure about the accounting for the founder shares and shares issued for services in this footnote.
       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
 July 7, 2025
Page 3

if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Conn Flanigan, Esq.